July 9, 2025

Bruce Wacha
Chief Financial Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

       Re: B&G Foods, Inc.
           Form 10-K for the Year Ended December 28, 2024
           Filed February 25, 2025
           Response dated May 23, 2025
           File No. 001-32316
Dear Bruce Wacha:

       We have reviewed your May 23, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 25,
2025 letter.

Form 10-K for the Year Ended December 28, 2004
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies; Use of Estimates
Goodwill and Other Intangible Assets, page 37

1. We have read your response to prior comment one. We note you plan to disclose the range of calculated fair values over book values for your indefinite-lived intangible assets and identify and disclose brands you consider at higher risk of impairment. For brands you consider to be at higher risk of impairment, please confirm you will also disclose and discuss the key assumptions used to estimate their fair values and the potential events or circumstances that could reasonable be expected to negatively those key assumptions.
 July 9, 2025
Page 2
2. We have read your response to prior comment five. Given the materiality of goodwill and intangible assets to your total assets and equity and your disclosure that sales strategies and promotional marketing spending are centered on individual brands, we continue to believe that disclosing net sales by material brand is meaningful and useful. We note your disclosures on page 38 of the book values of indefinite-lived trademarks for each brand whose net sales equaled or exceeded 3% of fiscal 2024 and
       fiscal 2023 net sales and for    all other brands    in aggregate;
however, without also
       disclosing net sales by material brand, it is not clear to us how an investor would be able to assess the potential exposure and impairment risk related to these assets. Please provide such disclosures in MD&A in future filings. Consolidated Financial Statements
(3) Acquisitions and Divestitures
Divestiture of Green Giant U.S. Shelf-Stable Product Line, page 69

3. We have read your response to prior comment two. Please address the following:
           Revise future filings to clarify how trademarks were allocated to assets held for sale; and
           You state immediately prior to the sale, the realizable value of inventory exceeded the cost, as the inventory remained saleable in the ordinary course of business;
         however, after the broader group of assets was characterized as assets held for sale, the inventory lost its individual character and its impairment was recorded as part of an impairment of the group of assets held for sale. More fully explain to us what "the inventory lost its individual character" means and address why the inventory would not remain saleable at realizable value after the transfer to assets held for sale. Also, explain how you considered the guidance in ASC 420-10-S99-
         3 in recording the related loss.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing